SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

AKORN, INC.
(Name of Subject Company (issuer))

Akorn, Inc.
(Name of Filing Person (Offeror))
Options to Purchase Shares of Common Stock, No Par Value, of Akorn, Inc.
(Title of Class of Securities)
009728106
(CUSIP Number of Class of Securities)
Joseph Bonaccorsi
Senior Vice President, General Counsel and Secretary
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, Illinois 60045
(847) 279-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

Copy to:
Don Figliulo
Bryan Cave LLP
161 North Clark Street, Suite 4300
Chicago, Illinois 60601-3315
(312) 602-5000
(312) 698-7425 (fax)
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$1,621,984	$90.51

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 1,744,069 shares of common stock, no par value, of Akorn, Inc. having an aggregate value of $1,621,984 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of the options was calculated based on the Black-Scholes option pricing model.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$90.51
Form or Registration No.:	001-32360
Filing Party:	Akorn, Inc.
Date Filed:	October 21, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 1 on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Akorn, Inc., a Louisiana corporation (the “Company”), with the U.S. Securities and Exchange Commission on October 21, 2009 (the “Schedule TO”). The Schedule TO related to the Company’s offer to exchange outstanding eligible options for new options, on the terms and subject to the conditions described in the Company’s Offer to Exchange Certain Outstanding Stock Options For New Stock Options dated October 21, 2009 (the “Offer to Exchange”). Except as amended and supplemented hereby, all terms of the Offer to Exchange and all disclosure set forth in the Schedule TO and in the exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
     The Exchange Offer expired at 5:00 p.m., Central Time, on Thursday, November 19, 2009. Pursuant to the Exchange Offer, holders of Eligible Options (as defined therein) tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 1,637,652 shares of the Company’s common stock from 103 eligible participants, representing approximately 93.9% of the shares of common stock underlying options eligible for exchange in the Exchange Offer. On Thursday, November 19, 2009, the Company granted New Options (as defined in the Exchange Offer) to participating option holders to purchase an equal number of shares of the Company’s common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted in the Exchange Offer is $1.60, which was the last reported sale price of the Company’s common stock on the NASDAQ Global Market on November 19, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: November 20, 2009	Akorn, Inc.
	By:	/s/ Raj Rai
Raj Rai
Interim Chief Executive Officer